Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED 16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581 VOTE BY INTERNET—www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:30 p.m. Eastern Time on Tuesday, July 1, 2014. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 9:30 p.m. Eastern Time on Tuesday, July 1, 2014. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M76225-P54271 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. CHINA YUCHAI INTERNATIONAL LIMITED For Withhold For All To withhold authority to vote for any individual All All Except nominee(s), mark “For All Except” and write the The Board of Directors recommends you vote FOR number(s) of the nominee(s) on the line below. the following: 3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next Annual General Meeting of the Company: Nominees: 01) Mr Kwek Leng Peck 05) Mr Neo Poh Kiat 02) Mr Gan Khai Choon 06) Mr Yan Ping For Against Abstain 03) Mr Hoh Weng Ming 07) Mr Han Yi Yong 04) Mr Tan Aik-Leang 08) Mr Raymond Ho Chi-Keung 5. To re-appoint Messrs Ernst & Young LLP as independent auditors of the Company and to authorize the Audit The Board of Directors recommends you vote FOR the Committee to fix their remuneration. following proposals: For Against Abstain 6. To approve: 1. To receive and adopt the audited financial statements and (a) the establishment and adoption of the Company’s independent auditors’ report for the financial year ended Equity Incentive Plan (the “Equity Plan”); December 31, 2013. (b) the authorization to the Compensation Committee 2. To approve an increase in the limit of the Directors’ of the Company to implement and administer the fees as set out in Bye-law 10(11) of the Bye-laws of the Equity Plan, including the granting of share options Company from US$250,000 to US$518,904 for the financial and the issue of restricted stock and stock payments; year 2013 (Directors’ fees paid for FY 2012: US$590,000). (c) the authorization to the Directors or the Compensation Committee of the Company to modify and/or amend 4. To authorize the Board of Directors to appoint up to the the Equity Plan from time to time provided that maximum of 11 Directors or such maximum number as such modification and/or amendment is effected in determined from time to time by the shareholders in the accordance with the provisions of the Equity Plan and general meeting to fill any vacancies on the Board. to do all such acts and to enter into such transactions, arrangements and agreements as may be necessary or desirable in order to give full effect to the For address changes and/or comments, please check this box and write ! Equity Plan; and them on the back where indicated. (d) the authorization to the Directors to do all such acts and things (including executing all such documents as may be required) as they may consider necessary or desirable to give effect to the resolutions set out in Items 6(a) to (c) above. Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature of Shareholder/Common Seal Date Signature of Shareholder/Common Seal Date

IMPORTANT – Please read the following notes before completing this form 1. You may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorised to act as your proxy. 2. A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request members not to appoint more than two proxies. 3. The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointer specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion. 4. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign. 5. To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffies Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.30 a.m. on Wednesday, July 2, 2014 (Singapore Time) or 9.30 p.m. on Tuesday, July 1, 2014 (New York Time). 6. In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members. 7. Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share. 8. By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 30, 2014 (New York Time) are entitled to receive notice of and to attend and vote at the Annual General Meeting. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com. M76226-P54271 CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JULY 4, 2014 9:30 A.M. I/We, of being (a) shareholder(s) of China Yuchai International Limited (the “Company”), hereby appoint(s) Name: and/or with Passport Number: and/or of Address: and/or holding Proportion of shareholding (%): and/or or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Hotel Nikko, 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Friday, July 4, 2014 at 9:30 A.M. (Hong Kong Time), and at any adjournment thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Address Changes/Comments: (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side